Exhibit (a)(1)(G)

September 16, 2015

Dear Synergetics USA, Inc. Stockholders:

We are pleased to inform you that, as we have previously announced, Synergetics USA, Inc. (“Synergetics”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Valeant Pharmaceuticals International (“Parent”) and Blue Subsidiary Corp., a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding shares of Synergetics common stock, $0.001 per share (each, a “Share”), at $6.50 net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $1.00 per Share in contingent cash consideration payments (as further described in the Contingent Value Rights Agreement entered into in connection with the Merger Agreement, upon the terms and subject to the conditions set forth therein and described in the enclosed Offer to Purchase).

Accompanying this letter is (i) a copy of Synergetics’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 16, 2015, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, October 14, 2015, unless the tender offer is extended.

If successful, the tender offer will be followed by the merger of the Purchaser with and into Synergetics, and Synergetics will be the surviving corporation and a wholly owned subsidiary of Parent. In this merger, all Shares not tendered in connection with the tender offer, other than those Shares owned by the Company, Purchaser or Parent, and any Shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $6.50 net to seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $1.00 per share in contingent cash consideration payments (as further described in the Contingent Value Rights Agreement, upon the terms and subject to the conditions set forth therein and described in the enclosed Offer to Purchase).

The Board of Directors of Synergetics has determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and in the best interests of Synergetics’ stockholders, and has approved entry into the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of Synergetics unanimously recommends that Synergetics stockholders accept the offer and tender their shares to Purchaser pursuant to the tender offer.

In arriving at its recommendations, Synergetics’ Board of Directors gave careful consideration to a number of factors, as described in the enclosed Schedule 14D-9 that Synergetics has filed with the Securities and Exchange Commission.

The management and directors of Synergetics thank you for the continued support you have given Synergetics and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Sincerely,

David M. Hable

President and Chief Executive Officer